Indoor Harvest Corp. 8-K

Exhibit 17.1

November 1, 2017

Rick Gutshall
Lang Coleman
Annette Knebel
John Zimmerman

Indoor Harvest Corp.

5300 East Freeway, Suite A.
Houston, TX. 77020

RE:

Resignation from Board of Directors
Indoor Harvest Corp.

Board of Directors:

Rick Gutshall, Acting CEO and Director of Indoor Harvest and I have discussed my resignation as Chairman of the Board of Directors. I am resigning from the Board due to time constraints based on new business and increasing demands of John Seckman and Associates but remain fully supportive of the Company and wish everyone the best. This resignation will be effective December 4, 2017. However, I will abstain from any Board activity and decisions effective this date, November 1, 2017.

The terms of the resignation agreed upon are as follows:

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I reaffirm the confidentiality agreement terms executed as a Board member.

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Waive all agreed upon equity compensation in Indoor Harvest.

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The original compensation agreed for my participation on the Board was $60K annually. Indoor Harvest will pay the first two monthly payments totaling $10K for my time invested to date. In return for the payment John Seckman and Associates , LLC will provide 20 hours of consulting and guidance, as needed, to assist in the structure and licensing of the Colorado operation with Zoned Properties.

Respectfully,

John Seckman
Managing Partner

John Seckman and Associates, LLC

P.O. Box 3009, Idaho Springs, CO 80452
john.seckman@johnseckmanandassociates.com

Phone: (970) 209-1166

www.iohnseckmanandassociates.com